RiverNorth Opportunities Fund Inc.  POS 8C

Exhibit 99.(k)(8)

CREDIT AGREEMENT FOR MARGIN FINANCING

CREDIT AGREEMENT FOR MARGIN FINANCING (this “Agreement”), dated as of November __, 2020, by and between RIVERNORTH OPPORTUNITIES FUND INC., a Maryland corporation that is registered under the Investment Company Act of 1940, as amended (the “Client”), and PERSHING LLC (“Pershing”).

WHEREAS, Pershing is an SEC registered member of several national securities exchanges and is a clearing member of The Options Clearing Corporation (“OCC”); and

WHEREAS, Client seeks to obtain margin financing from Pershing, and Pershing is willing to provide such financing, on the terms and conditions provided for in this Agreement; and

WHEREAS, Client has entered into an Options Supplement with Pershing dated as of November ___, 2020 (the “Options Supplement”), which is part of this Agreement; and

WHEREAS, Client intends to pledge assets held at STATE STREET BANK AND TRUST COMPANY (“Custodian”) to Pershing to secure performance of Client’s obligations with respect to margin financing obtained from Pershing hereunder and for that purpose has executed a Special Custody and Pledge Agreement (as amended, supplemented or otherwise modified from time to time, the “Special Custody and Pledge Agreement”) with Pershing and Custodian; and

WHEREAS, Pershing is required to comply with applicable laws and regulations, including the margin regulations of the Board of Governors of the Federal Reserve System, the OCC, any relevant securities exchanges, other self-regulatory associations (the “Margin Rules”) and Pershing’s internal policies; and

WHEREAS, Client and Pershing desire to establish procedures for their compliance with the Margin Rules; and

WHEREAS, Custodian acts as custodian of certain assets of Client pursuant to a contract with Client (the “Custodian Contract”) and holds such assets in an account (the “Custodial Account”) and is further prepared to act as custodian for Collateral (as defined in the Special Custody and Pledge Agreement) pursuant to the terms and conditions of the Special Custody and Pledge Agreement and holds such assets in an account pledged to Pershing (the “Special Custody Account”);

THEREFORE, the parties hereto hereby agree as follows:

1.	Margin Financing

This Agreement relates to Pershing providing margin financing to Client and sets forth terms and conditions under which Client may borrow funds from Pershing which shall be collateralized by assets held in a Special Custody Account held at Custodian pursuant to the Special Custody and Pledge Agreement. Capitalized terms used herein, and not otherwise defined herein, shall have the meanings assigned to such terms in the Special Custody and Pledge Agreement.

1.1       No Obligation to Extend Credit Beyond Covered Amount. Nothing herein shall amount to a revolving credit facility or letter of credit. Pershing shall provide credit to the Client up to the Covered Amount but is under no obligation at any time to extend credit to the Client beyond the Covered Amount as determined in accordance with the terms of this Agreement.

1.2       Margin Methodology. In the absence of an Event of Default or a Term Cessation Event, the Margin Requirement shall be calculated by Pershing on each Business Day based on the methodology set forth in Appendix A (as modified from time to time pursuant to this Agreement, the “Margin Methodology”). Margin Methodology will apply only to the asset classes set forth in Appendix A. Margin requirements for positions of asset classes not set forth in Appendix A shall be determined by Pershing in its sole discretion.

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1.3       Conditions Precedent. The obligation of Pershing to maintain a loan hereunder is subject to the satisfaction, on the date of such loan, of the following conditions precedent:

(a).	all representations and warranties of Client contained in this Agreement or the Special Custody and Pledge Agreement shall be true and correct in all material respects;
(b).	no Event of Default (as defined below) under this Agreement or Client Default under the Special Custody and Pledge Agreement shall have occurred and be continuing; and
(c).	unless otherwise agreed by the parties hereto, the debit balance shall be less than the amount specified in Appendix A hereto as the maximum margin debit.

1.4       Risk Factors. By applying for a margin account, Client acknowledges receipt of Pershing’s Margin Risk Disclosure Statement. Client further acknowledges that it has carefully considered all of the factors set forth in this paragraph as well as the terms set forth in this Section 1 and, has thereupon, decided that margin financing is appropriate for Client.

Margin transactions involve the possibility of greater loss than transactions for which Client is not borrowing money. If the value of the securities in Client’s Special Custody Account falls, Client may be required to deposit additional assets to secure Client’s loans hereunder. Alternatively, subject to the occurrence of a Term Cessation Event as defined in Section 6 below, Pershing upon written notification to Client may sell Client’s securities to pay down or pay off such loans and at a loss or at lower prices than under other circumstances. Client remains solely liable for any deficiencies arising from such sales.

Client agrees to carefully consider Client’s own financial condition, tolerance for risk and investment objectives, as well as market conditions, before Client decides to use margin credit. Client acknowledges that Pershing has made available to Client certain information relating to margin and that before submitting Client’s application for a margin account, Client represents and warrants to Pershing that Client has had an opportunity to discuss with Pershing the risks associated with the use of margin and that the use of margin is consistent with Client’s investment objectives as provided to Pershing.

1.5       Special Custody Account Operation. Client agrees to pay On Demand and satisfy all margin and maintenance calls and pay all interest charges in accordance with this Agreement or as otherwise in accordance with Pershing’s usual custom for similarly situated clients, with respect to Client’s Special Custody Account.

Pershing may, in its discretion, require Client to (a) deliver collateral to the Special Custody Account to the extent necessary (i) to maintain margin as required by Pershing in accordance with Appendix A to this Agreement and (ii) to secure Client’s performance of any obligations due to Pershing hereunder or (b) pay any amount that may become due hereunder in order to meet requests for additional deposits or “marks to market” for any transactions, including transactions involving foreign exchange and unissued securities that client may purchase or sell.

The parties acknowledge that the cash loans provided hereunder are each a “margin loan” as used in the definition of “securities contract” in the United States Bankruptcy Code (11 U.S.C. Section 741).

2.	Interest Charges Disclosure Statement

2.1       Interest Rates. Interest charged on any debit balances in cash accounts or credit extended in margin accounts shall be in accordance with the Margin Methodology set forth in Appendix A to this Agreement. Pershing reserves the right to charge interest based on an alternative Reference Rate upon five (5) Business Day’s prior written notice if Pershing’s actual out-of-pocket costs to facilitate a Net Debit Balance financing exceeds the rate charged or credited to Client.

Interest paid or charged on positions not covered by the Margin Methodology shall be in accordance with Pershing’s policy and procedures and subject to Pershing’s sole discretion.

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2.2       Interest Period. The interest period begins on the 20th of each month and ends on the 19th of the following month. Accordingly, the interest charges for the period as shown on Client’s monthly statement are based only on the daily net debit and credit balances for the interest period.

2.3       Method of Interest Computation. At the close of each interest period during which credit was extended to Client, an interest charge is computed by multiplying the average daily debit balance during such interest period for that currency by the applicable schedule rate and by the number of days during which a debit balance was outstanding during such interest period and then dividing by 360. If there has been a change in the rate between Pershing and Client for that currency, separate computations will be made with respect to each rate of charge for the appropriate number of days at each rate during the interest period. If not paid, the interest charge for credit extended to Client’s account at the close of the interest period is added to the opening debit balance for that currency for the next interest period.

With the exception of credit balances in Client’s short account, all credit and debit balances in the same currency will be combined daily and interest will be charged on the resulting average daily net debit balances for that currency for the interest period. Credit balances in one currency will not be combined or netted with debit balances in a different currency. Any credit balance in Client’s short account is disregarded because such credit collateralizes the stock borrowed for delivery against the short sale. Such credit is disregarded even if Client should be long the same position in Client’s Special Custody Account or Account (for instance, short sale against the box). If the security that Client sold short (or sold short against the box) appreciates in market price over the selling price, interest will be charged in U.S. dollars or any other currency on the appreciation in value. Correspondingly, if the security that Client sold short depreciates in market price, the interest charged will be reduced since Client’s average debit balance will decline. This practice is known as “marking-to-the-market.” All short positions will be “marked to market” on a daily basis. A closing price is issued and reconciled daily to determine any appreciation or deprecation in the security sold short.

3. Modification

3.1        Modifications to Margin Methodology with Prior Notice.

3.1.1       Unless otherwise permitted by the terms of this Agreement, Pershing may make any modification to the Margin Methodology in its sole discretion only upon sixty (60) calendar days’ prior notice of Pershing’s intent to modify the Margin Methodology. Such modifications may include, but shall not be limited to, increasing margin requirements for certain positions or assets classes, excluding certain positions or asset classes from being eligible for margin or assigning shorter than sixty (60) calendar days’ notice periods for changes to the Margin Methodology relating to certain positions or asset classes.

3.1.2     Upon the occurrence of an Extraordinary Market Event, Pershing may, in its sole discretion, upon ten (10) Business Days’ prior notice, make any modification to the Margin Methodology within the following limitations:

(a)	on Table 1 Stocks (Common and Preferred, ETFs and Closed-Ended Funds) for any Stocks subject to margin requirements (haircut %) of less than 30%, raise the margin requirements (haircut %) to 30%; and
(b)	on Table 3 Corporate Bonds for any investment grade corporate bonds subject to margin requirements (haircut %) of less than 25%, raise the margin requirements (haircut %) to 25%; and
(c)	on Table 3 Corporate Bonds for any non-investment grade corporate bonds subject to margin requirements (haircut %) of less than 50%, raise the margin requirements (haircut %) to 50%.

Modifications to Margin Methodology without Prior Notice

3.2.1       Notwithstanding anything to the contrary in this Agreement, Pershing may in its sole discretion modify the Margin Methodology without any prior notice upon the occurrence of an Event of Default or a Term Cessation Event.

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3.2.2       Upon the occurrence of a Concentration Event as stated in Paragraph B of Appendix A, Pershing may, notwithstanding anything in this Agreement to the contrary, immediately and without further notice, make an upward adjustment of the Margin Requirement with respect to all affected positions up to such level as it determines in its sole discretion. Client shall satisfy such resulting margin call On Demand. Upon the discontinuance of a Concentration Event and in the absence of an Event of Default or Term Cessation Event, the Margin Requirement of the affected position(s) shall be promptly determined in accordance with the Margin Methodology.

3.2.3.       Notwithstanding anything in this Agreement to the contrary, if Pershing determines in good faith, based on the advice of its legal counsel, that (a) any security interest granted under the Special Custody and Pledge Agreement is not, or ceases to be, a first priority perfected security interest, or (b) any asset in the Special Custody Account is deemed to be ineligible for collateral purposes under Applicable Law or any interpretation thereof, then all affected assets will be deemed to have zero value for purposes of satisfying Client’s Margin Requirement and for calculating the equity in the relevant Account(s) and any resulting margin call shall be met On Demand.

4.	Representations and Warranties

Client represents and warrants to Pershing as of the date hereof and during the existence of any transaction under this Agreement that:

4.1       Existence and Power. Client is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. The Client is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business, assets, and properties requires such qualification, except where failure to be so qualified or in good standing would not be reasonably expected to have a Material Adverse Effect.

4.2       Authorization; Execution and Delivery, Etc. The execution and delivery by Client of, and the performance by Client of its obligations under, this Agreement and the Special Custody and Pledge Agreement are within its corporate powers, and have been duly authorized by all requisite corporate action by Client. This Agreement and the Special Custody and Pledge Agreement have been duly executed and delivered by Client, and constitute the legal, valid and binding obligations of Client enforceable against Client in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law) and an implied covenant of good faith and fair dealing.

4.3       Noncontravention. Neither the execution and delivery by Client of this Agreement and the Special Custody and Pledge Agreement nor the consummation of the transactions herein or therein contemplated, nor compliance with the terms, conditions and provisions hereof or thereof by Client will (a) conflict with, or result in a breach of, any of its charter documents or (b) conflict with (i) any Applicable Law, (ii) any contractual restriction binding on or affecting Client or any of its assets, or (iii) any order, writ, judgment, award, injunction or decree binding on or affecting Client or any of its assets, in each case except where such conflict or breach would not reasonably be expected to have a Material Adverse Effect. For the purposes of this Agreement, “Applicable Laws” means, with respect to any person, all laws, rules, regulations or orders of any governmental authority to which such person is subject or by which such person’s property is bound. For the purposes of this Agreement, “Material Adverse Effect” means a material adverse effect on (x) the business, financial condition operations,1 of the Borrower or (y) the validity or enforceability of this Agreement or the Special Custody and Pledge Agreement or the rights and remedies of Pershing hereunder or thereunder.

4.4       Suitability. Client is an Institutional Account as defined in FINRA Rule 4512(c) and is capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and shall exercise such independent judgment in connection with the purchase or sale of any security or when engaging in any investment or financing strategy.

4.5       Governmental Authorizations. Client has obtained all necessary governmental authorizations, and made all governmental filings necessary for the execution and delivery by Client of, and the performance by Client of its obligations under, this Agreement and the Special Custody and Pledge Agreement, except where the failure would not reasonably be expected to have a Material Adverse Effect.

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4.6       Regulations T, U and X. The execution, delivery and performance by Client of this Agreement and the Special Custody and Pledge Agreement and the transactions contemplated hereunder and thereunder will not violate any provision of Regulation T, Regulation U or Regulation X of the Board of Governors of the Federal Reserve System.

4.7       Sections 17 and 18 of the Investment Company Act of 1940. The execution, delivery and performance by Client of this Agreement and the Special Custody and Pledge Agreement and the transactions contemplated hereunder and thereunder will not violate any provision of Sections 17 and 18 of the Investment Company Act of 1940 or the rules promulgated thereunder.

4.8       Financial Information. The statement of assets and liabilities of Client, as of July 31, 2020, and the related Statement of Operations on such date, reported on by Cohen & Company, LTD and set forth in the financial statements dated July 31, 2020, together with the notes and schedules thereto, presents fairly, in all material respects, in conformity with generally accepted accounting principles, the financial position of Client as of such date.

4.9       Litigation. There is no action, suit, proceeding or investigation of any kind pending against, or to the actual knowledge of any officer of Client, threatened against or affecting, Client before any court or arbitrator or any Authority which would reasonably be expected to have a Material Adverse Effect.

4.10       Taxes. The Client has timely filed all material United States federal income tax returns and all other material tax returns which are required to be filed by it, if any, and has paid all taxes due pursuant to such returns, if any, or pursuant to any assessment received by the Client, except for any taxes or assessments which are being contested in good faith or for which non-payment would not reasonably be expected to have a Material Adverse Effect.

4.11       Compliance. Client is in compliance with all Applicable Laws except where the necessity of compliance therewith is being contested in good faith or exemptive relief has been obtained therefrom and remains in effect or where noncompliance therewith would not be reasonably expected to have a Material Adverse Effect. Client is in compliance with all agreements and instruments to which it is a party or to which any of its properties may be bound, in each case where the violation thereof would be reasonably expected to have a Material Adverse Effect.

4.12       Full Disclosure. All information heretofore furnished by Client to Pershing for purposes of or in connection with this Agreement or the Special Custody and Pledge Agreement or any transaction contemplated hereby or thereby is true and accurate in all material respects on the date as of which such information is stated or certified, and such information does not contain, when taken as a whole, on such date, any material misrepresentation or any omission to state therein, in light of the circumstances in which they were made, matters necessary to make the statements made therein not misleading in any material respect.

4.13       Title to Assets. Client has good and marketable title to all its material properties, assets and rights, except where failure to have such title would not reasonably be expected to have a Material Adverse Effect.

5.	Covenants

Client agrees that, so long as the Pershing provides margin financing hereunder or any amount payable hereunder remains unpaid:

5.1       Information. Client will deliver to Pershing (i) any financial statements or financial information available to the Client which has been reasonably requested in writing by Pershing within ten (10) Business Days following Client’s receipt of such request therefor from Pershing, provided, however, that Client will not be obligated to provide any such information or materials that are publicly available, (ii) 30 days’ prior notice of any Strategy Event (defined below) and (iii) a copy of any change, modification or amendment to the indemnity and exculpatory provisions contained in the Custodian Contract, forty-five (45) days prior to any such change, modification or amendment.

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5.2       Payment of Obligations. Client will pay, at or before maturity of the financing hereunder, all of Client’s material obligations, including, without limitation, tax liabilities, except where the same may be contested in good faith or for which non-payment would not reasonably be expected to have a Material Adverse Effect.

5.3       Maintenance of Insurance. Client will maintain with financially sound and reputable insurance companies, policies with respect to its assets and property and business against at least such risks and contingencies as are customary in the case of registered closed-end investment companies.

5.4       Conduct of Business and Maintenance of Existence. Client will preserve and keep in full force and effect its existence as a Maryland corporation, except as permitted by Section 5.8. Client will preserve, renew and keep in full force and effect its rights, privileges and franchises necessary in the normal conduct of its business except where failure to do so would not be reasonably expected to have a Material Adverse Effect.

5.5       Compliance with Laws. Client will comply in all material respects with all Applicable Laws and requirements of any regulatory or governmental authority having jurisdiction over Client except where the necessity of compliance therewith is contested in good faith or exemptive relief has been obtained therefrom and remains in effect or where noncompliance therewith would not reasonably be expected to have a Material Adverse Effect. Client will file all material federal and other material tax returns required by all relevant jurisdictions on or before the due dates for such returns, and will pay all taxes due pursuant to such returns as and when they become due, except those that are being contested in good faith by the Client or for which non-payment would not reasonably be expected to have a Material Adverse Effect.

5.6       Books and Records. Client will keep proper books of record and account in which full, true and correct entries shall be made of all dealings and transactions in relation to its business and activities in accordance with Applicable Law.

5.7       Liens. The Client will not create, assume, incur or suffer to exist any lien on any of the Collateral except liens of Pershing created or permitted by or pursuant to this Agreement or the Special Custody and Pledge Agreement, and the lien of the Custodian subordinated to Pershing’s lien under the Special Custody and Pledge Agreement.

5.8       Consolidations, Mergers and Sales of Assets. Client will not consolidate or merge with or into any other entity, nor will Client sell, lease or otherwise transfer, directly or indirectly, all or any substantial part of its assets to any other entity (in each case, whether in one transaction or a series of related transactions), except (a) a merger or consolidation where Client or its affiliate is the survivor and (b) Client may dispose of its assets in the ordinary course of business.

5.9       Use of Proceeds. Proceeds of margin financing may be used to buy, carry or trade in securities or an investment contract security and for any other purpose permitted by the investment objectives, strategies and policies of Client.

5.10       Collateral. Client will at all times place and maintain the Collateral in the custody of the Custodian subject to the provisions of the Special Custody and Pledge Agreement.

6.	Term Cessation Events

6.1       The occurrence of any of the following events with regard to Client shall each be a “Term Cessation Event”:

(a)	Manager Event. Client changes, removes, replaces or no longer retains Investment Manager as investment manager, or Investment Manager resigns or otherwise seeks replacement or removal from its position as Client’s investment manager (a “Manager Event”); or
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(b)	Net Asset Event. Client’s Net Asset Value at the last Business Day of any calendar month has declined by (i) 30% or more from Client’s Net Asset Value on the last Business Day of the immediately preceding calendar month; (ii) 40% or more from Client’s Net Asset Value on the last Business Day of the third calendar month immediately preceding such Business Day; or (iii) 50% or more from Client’s Net Asset Value on the last Business Day in the same month in the immediately preceding calendar year (each a “Net Asset Event”); or
(c)	Net Asset Value Floor. Client’s Net Asset Value on any Busines Day has declined by 50% or more from Client’s Net Asset Value on the last Business Day of the preceding calendar year (together with any Net Asset Event, individually and collectively, a “Net Asset Value Event”); or
(d)	Suspension/Delisting. Client is subject to any suspension or delisting procedures commenced by any regulatory or governmental authority; or
(e)	Strategy Event. Client makes a material change to its investment strategy or policies from that disclosed in its prospectus in effect as of the date of this Agreement (a “Strategy Event”); or
(f)	Regulatory Event. A (i) credible allegation of fraud, misconduct, embezzlement, money laundering, insider trading, market manipulation abuse or other material illegality, breach of regulation or impropriety is made against Client, or any of its principals, executive officers or directors, that in the good faith and commercially reasonable business judgment of Pershing could reasonably be expected to present a risk of material damage to the reputation of Pershing or (ii) official findings of breach of any Applicable Law by any such persons are made by a regulator, judicial or governmental entity including receipt of any Wells notice (a “Regulatory Event”); or
(g)	Custodian Contract. Changes to the indemnification or exculpatory provisions of the Custodian Contact are made not in accordance with Section 5.1 of this Agreement.
(h)	Portfolio Margin Account Requirements. Client is no longer eligible to maintain a Portfolio Margin Account.

6.2 The occurrence of any of the following events in relations to Pershing shall be a “Term Cessation Event”:

(a)	Illegality Event. Applicable Law is changed or adopted or Pershing changes its interpretation of Applicable Law, which in the opinion Pershing’s counsel has the effect of impeding or prohibiting the arrangements under this Agreement (including adverse effects on the regulatory capital requirements for Pershing or any of its affiliates); or

(b) Cessation of Business Event. Pershing, for any reason, ceases to conduct a prime brokerage business or maintain direct customer accounts.

(c) Change of Control – Pershing ceases to be a subsidiary of The Bank of New York Mellon Corporation (“BNY Mellon”).

(d) Credit Event. (i) Pershing’s Net Capital is materially reduced for any reason; (ii) BNY Mellon, or any other provider of committed or uncommitted funding facilities, terminates or materially modifies funding lines to Pershing; or (iii) an Act of Insolvency with respect to Pershing or BNY Mellon occurs.

6.3 If a Term Cessation Event in relation to Client occurs, Client shall, promptly upon an officer of the Client having actual knowledge of it, and in any event within five (5) Business Days of the occurrence thereof, notify Pershing orally followed-up in writing at the address specified in Section 8.4 hereof, specifying the nature of that Term Cessation Event. Client shall provide Pershing such other information about that Term Cessation Event as Pershing may reasonably request in writing.

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6.4 Upon the occurrence of a Term Cessation Event, notwithstanding any other provision herein and regardless of whether or not Client has notified Pershing of the occurrence of the same pursuant to Section 6.3 and whether or not the Term Cessation Event is continuing, Pershing shall have the right, but not the obligation, to terminate this Agreement by sending Client a written notice, in which case, Pershing will be entitled to (i) require Client to repay any outstanding Net Debit Balance financing amount On Demand, (ii) modify the Margin Methodology without prior notice, (iii) adjust the rates, fees and charges applicable to Client without prior notice (including interest rates and charges applicable to Client’s Net Debit Balance financing amount) and (iv) require the Client to close out and/or transfer any outstanding positions; provided that with respect to a Term Cessation Event arising under 6.1(b) or 6.1(c) Pershing shall not terminate this Agreement or take any of the foregoing actions until ten (10) business days after sending Client such written notice.

7. Events of Default

7.1	If any one or more of the following events (each, an “Event of Default”) shall occur:
(a).	Client fails to make, when due, any payment or delivery hereunder (including, but not limited to payments for investment and the delivery of collateral or margin payment) provided, however, that it shall not be an Event of Default hereunder if (1) such failure was caused solely by error or omission of an administrative or operational nature; (2) funds were available to Client to enable it at the required time to make the relevant payment or delivery; (3) Client has made a good faith verifiable effort to transmit such payment or delivery; (4) Client has provided to Pershing when the payment or delivery would have been due, written verification of clauses (1), (2) and (3) above that is reasonably satisfactory to Pershing and (5) such payment or delivery is made within one (1) Business Day after the date such payment or delivery was initially due; or
(b).	Client fails to deliver any financial statements or financial information available to Client which has been reasonably requested in writing by Pershing and such failure shall continue unremedied for a period of five Business Days after Client’s receipt of written notice thereof from Pershing; or
(c).	Client fails to observe or perform under any other obligation, covenant or agreement under this Agreement, provided that, if such failure is capable of being cured, Client shall have up to (3) Business Days after written notice has been delivered by Pershing to the Client, to cure such failure; or
(d).	An Act of Insolvency with respect to the Client occurs or any Net Asset Value Event occurs; or
(e).	Any representation, warranty, certification or statement made (or deemed made) by Client in this Agreement or the Special Custody and Pledge Agreement or in any certificate, financial statement or other document delivered by Client to Pershing pursuant to this Agreement or the Special Custody and Pledge Agreement shall prove to have been incorrect in any material respect when made (or deemed made); or
(f).	Pershing’s security interest under the Special Custody and Pledge Agreement is not or ceases to be a first priority perfected security interest in the Collateral; or
(g).	A default, event of default, termination event, close-out event or other similar condition (howsoever described) occurs with respect to Client under one or more transactions or agreements related to indebtedness to which Client is a party (after giving effect to any applicable notice requirement or grace period) and such default, event or similar condition results in the rights and obligations pursuant to such indebtedness being accelerated and the obligations of the Client becoming due and payable before they otherwise would;

then, and in every such event, , Pershing may by written notice to Client (i) terminate this Agreement and (ii) declare the loans hereunder (together with accrued and unpaid interest thereon) to be immediately due and payable.

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7.2	Remedies. Upon the occurrence of an Event of Default, in addition to the foregoing rights, Pershing may, upon notice to Client, and at such times and places as Pershing may reasonably determine, cancel, terminate, accelerate, liquidate and/or close-out any or all transactions and agreements hereunder between Client and Pershing, sell or otherwise transfer any securities or other property which Pershing may hold for Client or which has been pledged to Pershing by Client and apply the proceeds to the discharge of Client’s obligations, set-off, net and recoup any obligations to Client against any obligations to Pershing, exercise all rights and remedies of a secured creditor in respect of all collateral pledged by Client to Pershing in which Pershing has a security interest under the UCC (whether or not the UCC is otherwise applicable in the relevant jurisdiction), cover any open positions of Client (by buying in or borrowing securities or otherwise) and take such other actions as Pershing reasonably deems appropriate and in compliance with Applicable Law. Client shall remain liable for any deficiency and shall promptly reimburse Pershing for any out-of-pocket loss or expense incurred thereby, including losses sustained by reason of an inability to borrow any securities or other property sold for Client’s account. Client agrees to promptlynotify Pershing upon the occurrence of an Event of Default , but the failure to provide such notice shall not prejudice Pershing’s right to determine that an Event of Default has occurred.

7.3       Request for Waiver. Notwithstanding any other provision hereunder, if, in respect of any Term Cessation Event and Event of Default, Pershing receives written notice from Client requesting a waiver of such Term Cessation Event or Event of Default and Pershing has not begun to exercise any right or remedy in respect thereof within 30 calendar days following receipt of such notice, then Pershing shall be deemed to have waived its right to exercise any rights or remedies with respect to such Term Cessation Event or Event of Default.

8.	Repayment of Financing
8.1	Excess Financing. At any time, the Excess Financing amount is due and repayable by Client On Demand to Pershing.
8.2	Notice Period. During the 60 day period commencing from the date Pershing has provided Client notice of its intention to terminate this Agreement (the “Notice Date”), and ending on the date such termination is effected (the “Notice Period”), the Client shall comply with the following conditions:
(a)	The Determination Date for the Covered Amount during the Notice Period shall be the Notice Date.
(b)	Client shall only not seek to sell, substitute or transfer any assets from the Special Custody Account or submit any Instructions from Client requesting the Custodian to sell, substitute or transfer assets from the Special Custody Account without Pershing’s prior written approval.

8.3 Covered Amount Repayable upon expiration of the Notice Period. In the absence of an Event of Default or a Term Cessation Event and subject to Section 8.1, Pershing shall not have the right to require Client to repay the Covered Amount (or any portion thereof) until the expiration of the Notice Period. Upon the expiration of the Notice Period, Pershing may upon five Business Days’ prior written notice (i) require Client to repay any outstanding Net Debit Balance, (ii) modify the Margin Methodology, and (iii) adjust the rates, fees and charges applicable to Client.

8.4 Notices. Written communications and notices hereunder shall be sent by electronic mail, facsimile transmission, regular mail, overnight delivery, or hand delivered as required herein or by any other means agreed to by the parties, in any such case addressed:

(a)	if to Client, to:	RIVERNORTH OPPORTUNITIES FUND INC.
1290 Broadway, Suite 1000
Denver, CO 80203
Attention: President
Phone No: 720-917-0563
E-mail: Kathryn.Burns@alpsinc.com

(b)	if to Pershing, to:	Pershing LLC
1 Pershing Plaza
Jersey City, NJ. 07399
Attention: Chief Administration Officer
Fax No.: 201-395-1299
Phone No.: 201-413-2234
E-Mail: elyndon@pershing.com

For financial information Client shall provide and additional copy to:

Attention: Credit and Risk Department
Fax Number: 201-434-3243
Email: PershingCreditRiskReporting@pershing.com

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Each such notice, request, consent or other communication shall be effective (i) if given by facsimile, transmission, when such facsimile is transmitted to the facsimile number specified in this Section and the appropriate confirmation is received, (b) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (c) if given by overnight delivery, hand delivery, electronic mail or any other means, when delivered at the address specified in this Section. For the avoidance of doubt, e-mail notice and facsimile transmission (for example, notice of a margin call) is effective upon transmission to the relevant address above. In the event of the failure of these communications, actual telephone notice shall suffice.

9.	Additional Definitions

“Accounts” means each account established in Client’s name in connection with this Agreement.

“Act of Insolvency” means (a)a party making a general assignment for the benefit of, or entering into a reorganization, arrangement, moratorium or composition with, such party’s creditors; (b) a party becoming unable to pay its debts as they become due; (c) a party seeking, consenting to or acquiescing in, the appointment of any trustee, administrator, (whether out of court or otherwise) receiver or liquidator or analogous officer over a party or any material part of a party’s property; (d) the presentation or filing of a petition or application in respect of a party (other than in respect of any obligation under any agreements between the parties hereto) whether out of court or in any court or before any agency alleging or for a party’s bankruptcy, winding-up or other insolvency (or any analogous proceeding) or seeking any reorganization, arrangement, composition, re-adjustment, administration, liquidation, dissolution or similar relief (other than a voluntary liquidation or voluntary dissolution for the purposes of a solvent reconstruction or amalgamation) under any present or future statute, law or regulation (e) the appointment of a receiver, administrator, (whether out of court or otherwise) liquidator or trustee or analogous officer over all or any material part of a party’s property; (f) the declaration of a moratorium in respect of any of a party’s indebtedness (provided that the ending of the moratorium will not remedy the Event of Default); (g) the convening of any meeting of a party’s creditors for the purpose of considering a voluntary arrangement (or any analogous proceeding); or (h) any event analogous to the foregoing in any jurisdiction occurs in relation to a party.

“Applicable Law” means all applicable laws, rules, regulations and customs, including those of all U.S. and non-U.S., federal, state and local governmental authorities, self-regulatory organizations, markets, exchanges and clearing facilities, in all cases where applicable.

“Business Day” means any day on which banks and securities markets are open for business generally in New York.

“Concentration Event” shall have the meaning set forth in Appendix A.

“Covered Amount” means, as of any Business Day (the “Determination Date”), an amount equal to the least of (i) the Net Debit Balance as of the Business Day immediately preceding the Determination Date, (ii) Customer’s average Net Debit Balance for the thirty (30) calendar days immediately preceding the Determination Date, and (iii) the Maximum Debit Financing as stated in Schedule I.

“Excess Financing” means at any time, the amount by which the Net Debit Balance exceeds the Covered Amount.

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“Extraordinary Market Event” means the Standard & Poor’s Index (S&P Index) declines by 20% or more over a consecutive five (5) Business Day period.

“Investment Manager” means ALPS Advisors, Inc.

“Total Long Market Value” or “Total LMV” means, the market value of all long positions in the Account that are covered under the Margin Methodology as set forth in Appendix A.

“Material Adverse Effect” has the meaning set forth in Section 4.3.

“Margin Requirement” means, on any Business Day, the consolidated margin requirement for the positions in the Accounts maintained by Client as calculated by Pershing in accordance with this Agreement.

“Net Asset Value” means, as of the relevant time of determination, an amount (expressed in United States Dollars) equal to the sum of Client’s Total Assets minus Total Liabilities (each valued at market price as of such date), including any estimate thereof provided by Client pursuant to Section 5.1.

“Net Debit Balance” means, on any Calendar Day, the aggregate amount of debit balances in the Accounts outstanding on such Business Day net of any credit balances (other than short sale proceeds) in the Accounts. For the avoidance of doubt, if the amount calculated by the foregoing sentence results in a net credit balance, the Net Debit Balance shall be zero. For the purposes of calculating the aggregate net amount of the Net Debit Balance, Pershing will convert any debit and credit balances denominated in non-USD currencies into USD.

“On Demand” shall mean that the Margin Requirement shall be delivered to such account or recipient as Pershing shall specify as follows: If the margin call is made on or prior to 11:00 a.m. (New York time) on any Business Day, then the margin call must be met by 5:00 p.m. on that Business Day; if the margin call is made after 11:00 a.m. (New York time) on any Business Day, the margin call must be met by 12 noon (New York Time) on the following Business Day.

“Reference Rate” shall mean the benchmark interest rate on financing.

“Total Assets” means, on any date of determination, all assets of Client, determined in accordance with generally accepted accounting principles in the U.S. and on a basis consistent with prior periods.

“Total Liabilities” means, on any date of determination, all liabilities of Client determined in accordance with generally accepted accounting principles in the United States of America and on a basis consistent with prior periods.

“Total Market Value” means the Total Long Market Value (excluding cash).

10.	Miscellaneous

10.1       No Advice. Pershing makes no recommendations to purchase or sell any security or engage in any investment strategy including the use of margin; does not provide legal, tax, credit or accounting advice.

10.2       Conflicts with Other Agreements. In the event of a conflict between any provision of this Agreement and the Special Custody and Pledge Agreement between the parties, this Agreement shall prevail.

10.3       Confidential Information. “Confidential Information” of a party shall mean all data and information submitted to the other party or obtained by the other party in connection with the transactions contemplated hereby, including information relating to a party’s customers (which includes, without limitation, Non-Public Personal Information as that term is defined in Securities and Exchange Commission Regulation S-P), technology, operations, facilities, consumer markets, products, capacities, systems, procedures, security practices, research, development, business affairs, ideas, concepts, innovations, inventions, designs, business methodologies, improvements, trade secrets, copyrightable subject matter and other proprietary information.

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All Confidential Information relating to a party shall be held in confidence by the other party to the same extent and in at least the same manner as such party protects its own confidential or proprietary information. Neither party shall disclose, publish, release, transfer or otherwise make available Confidential Information of the other party in any form to, or for the use or benefit of, any person or entity without the other party’s prior written consent. Each party shall, however, be permitted to disclose relevant aspects of the other party’s Confidential Information to its officers, agents, parents, affiliates, subcontractors and employees to the extent such disclosure is reasonably necessary for the performance of its duties and obligations under this Agreement, in compliance with its internal policies and such disclosure is not prohibited by Gramm-Leach-Bliley Act of 1999 (“GLBA”), which amends the Securities and Exchange Act of 1934, as it may be amended from time to time, the regulations promulgated by the Securities and Exchange Commission thereunder or other Applicable Law; provided, however, that such party shall take all reasonable measures to ensure that Confidential Information of the other party is not disclosed or duplicated in contravention of the provisions of this Agreement by such officers, agents, subcontractors and employees. The obligations in this Section shall not restrict any disclosure by either party pursuant to any Applicable Law, or by order of any court, government agency or self-regulatory organization having jurisdiction (provided that the disclosing party shall give prompt notice to the non-disclosing party of such order) and shall not apply with respect to information which (i) is developed by the other party without violating the disclosing party’s proprietary rights; (ii) is or becomes publicly known (other than through unauthorized disclosure); (iii) is disclosed by the owner of such information to a third party free of any obligation of confidentiality; (iv) is already known by such party without an obligation of confidentiality other than pursuant to this Agreement or any confidentiality agreements entered into between the parties before the effective date of this Agreement; or (v) is rightfully received by a party free of any obligation of confidentiality. If the GLBA, the regulations promulgated by the Securities and Exchange Commission thereunder or other Applicable Law now or hereafter in effect imposes a higher standard of confidentiality to the Confidential Information, such standard shall prevail over the provisions of this Section.

Client acknowledges that the services Pershing provides hereunder involve Client access to proprietary technology, trading and other systems, and that techniques, algorithms and processes contained in such systems constitute trade secrets and shall be safeguarded by Client, and that Client shall exercise reasonable care to protect Pershing’s interest in such trade secrets. Client agrees to make the proprietary nature of such systems known to those of its consultants, staff, agents or clients who may reasonably be expected to come into contact with such systems. Client agrees that any breach of this confidentiality provision may result in its being liable for damages as provided by law.

This Section shall survive the termination of this Agreement.

10.4        Governing Law. This Agreement is governed by and construed in accordance with the laws of the State of New York. Any dispute arising out of or relating to this Agreement shall be subject to the arbitration as specified below.

10.5       Limitation of Liability. Pershing shall have no liability for any special, indirect, consequential or punitive damages relating to or arising from any system or inputting errors that results in an incorrect determination of margin requirements hereunder other than to correct such error as soon as reasonably practicable; provided that the foregoing limitation of liability shall not apply in the case of Pershing’s gross negligence, bad faith or willful misconduct. For the avoidance of doubt, correcting such error includes refunding to Client any excess margin interest charged prior to such correction.

10.6       Amendments; Waivers. Any provision of this Agreement or the Special Custody and Pledge Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by Client and Pershing.

10.7       Counterparts. This Agreement may be executed in facsimile counterparts, each of which will be deemed an original instrument and all of which together will constitute one and the same agreement.

10.8       Use of Name. Client and Pershing agree not to use the other party’s name for any purpose without the other party’s prior written consent, including, but not limited to, in any advertisement, publication or offering material; provided, however, that Pershing consents to Client’s stating in its offering documents that Pershing is providing margin financing so long as such statement is factually accurate at the time the statement is made and it is made clear in such disclosure that Pershing has no responsibility for the preparation and accuracy of such offering documents.

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10.9       Arbitration. This Agreement contains a predispute arbitration clause. By signing an arbitration agreement, the parties agree as follows:

(a)       All parties to this Agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

(b)       Arbitration awards are generally final and binding; a party’s ability to have a court reverse or modify an arbitration award is very limited.

(c)       The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

(d)       The arbitrators do not have to explain the reason(s) for their award.

(e)       The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry, unless Client is a member of the organization sponsoring the arbitration facility, in which case all arbitrators may be affiliated with the securities industry.

(f)       The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

(g)       The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this Agreement.

Any controversy between Pershing (and any of Pershing’s affiliates also involved in such controversy) or any of its or their partners, officers, managing directors, directors or employees on the one hand, and Client or Client’s agents on the other hand, arising out of or relating to this Agreement, the transactions contemplated hereby or the accounts established hereunder, shall be settled by arbitration. The arbitration will be conducted before The Financial Industry Regulatory Authority Dispute Resolution (“FINRA-DR”). If FINRA-DR should decline to hear the matter, before the American Arbitration Association, in accordance with their arbitration rules then in force. The award of the arbitrator shall be final, and judgment upon the award rendered may be entered in any court, state or federal, having jurisdiction.

No person shall bring a putative or certified class action to arbitration nor seek to enforce any pro-dispute arbitration agreement against any person who has initiated in court a putative class action or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; (ii) the class is decertified; or (iii) Client is excluded from the class by the court.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

RIVERNORTH OPPORTUNITIES FUND INC.

By:
Name:
Title:

PERSHING LLC

By:
Name:
Title:

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